UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012.

Commission File Number: 001-35233

Student Transportation Inc.
(Translation of registrant's name into English)

160 Saunders Road, Unit 6
Barrie, Ontario, Canada L4N 9A4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]      No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

EXPLANATORY NOTE

This amendment on Form 6-K/A is being filed to modify the day of the conference call to Thursday, September 27, 2012 and added the Company will release results prior to market open on Wednesday, September 26, 2012 in the exhibit to the Form 6-K of Student Transportation Inc. filed on September 13, 2012. No other changes have been made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Student Transportation Inc. (Registrant)
Date: September 14, 2012	/s/ PATRICK J. WALKER Patrick J. Walker Executive Vice President and Chief Financial Officer